CERTIFICATE OF SECRETARY



     I, Deborah R. Gatzek, certify that I am Secretary of
Franklin Premier Return Fund (the "Fund").

As Secretary of the Fund, I further certify that the following resolution was adopted by a majority of the Directors of the Fund.


     RESOLVED, that a Power of Attorney, substantially in the form of the Power of Attorney presented to this Board, appointed Harmon E. Burns, Deborah R. Gatzek, Karen L. Skidmore, Larry L. Greene and Mark H. Plafker as attorneys-in-fact for the purpose of filing documents with the SEC, be executed by each Director and designated officer.

I declare under penalty of perjury that the matters set forth in this certificate are true and correct of my own knowledge.



                                   /s/  Deborah R. Gatzek
Dated: February 16, 1995                Deborah R. Gatzek
                                        Secretary